NO ACT

PE 12-27-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024854

Received SEC
FEB 1 1 2008
Washington, DC 20549

February 11, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/11/2008

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 27, 2007

Dear Ms. Goodman:

This is in response to your letter dated December 27, 2007 concerning the shareholder proposal submitted to Bear Stearns by the AFSCME Employees Pension Plan, the New Jersey Division of Investment, and the North Carolina Equity Investment Fund Pooled Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

cc: William G. Clark
Director
State of New Jersey
Department of the Treasury
Division of Investment
P.O. Box 290
Trenton, NJ 08625-0290

Richard H. Moore
Treasurer
State of North Carolina
325 North Salisbury Street
Raleigh, NC 27603-1385

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 27, 2007

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 05139-00327

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of the American Federation of State, County and Municipal Employees Pension Plan et al.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Bear Stearns Companies Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the American Federation of State, County and Municipal Employees Pension Plan, the New Jersey Division of Investment, and the North Carolina Equity Investment Fund Pooled Trust (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

RESOLVED, pursuant to Article 12 of the By-laws of The Bear Stearns Companies ("Bear Stearns") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the By-laws to add the following Article III, section 3.17:

> "The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 3.17 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the Corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by the Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.
>
> A Nominator must:
>
> (a) beneficially own 3% or more of the Corporation's outstanding common stock for at least two years;
>
> (b) provide written notice received by the Secretary within the time period specified in Article VI, section 2 clause (c) of the Certificate of Incorporation; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 3.17(b) is the "Disclosure"); and
>
> (c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the Corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the

> Corporation's proxy materials, comply with all laws and regulations relating thereto.
>
> The Nominator may furnish a 500-word statement in support of each Candidate's election (the "Statement"), which the Corporation shall include in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including 14a-9."

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

The Company intends to file its definitive 2008 Proxy Materials with the Commission on or about March 17, 2008.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal would establish procedures relating to a nomination or election for membership on the Company's Board of Directors.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(8) Because the Proposal Would Establish Procedures Relating to a Nomination or Election for Membership on the Company's Board of Directors.

In December 2007, the Commission amended Rule 14a-8(i)(8) to state that a stockholder proposal may be excluded if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." As discussed below, the Proposal is excludable under Rule 14a-8(i)(8) since by its terms the Proposal would establish procedures that relate to the nomination and election of directors.[1]

---

1 The Proposal would be excludable under Rule 14a-8(i)(8), even if that provision had not been amended, in light of the provision's text and its longstanding interpretation by the Commission, including the Commission's authoritative interpretation in the recent rulemaking. *See* Exchange Act Release No. 56161 (July 27, 2007) (confirming the Commission's longstanding position that stockholder proposals that would result in an election contest, either in the current year or a subsequent year, may be excluded under

[Footnote continued on next page]

A. Adopting Release.

Following the analysis of comments received on the proposed amendment to Rule 14a-8(i)(8) as set forth in Exchange Act Release No. 56161 (July 27, 2007) (the "Interpretive and Proposing Release"), in December 2007, the Commission adopted the amendment to Rule 14a-8(i)(8), as proposed. *See* Exchange Act Release No. 56914 (Dec. 6, 2007) (the "Adopting Release"). By doing so, the Commission re-codified its longstanding position that stockholder proposals that may result in a contested election of directors are excludable. Prior to its amendment, Rule 14a-8(i)(8) permitted the exclusion of a stockholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The amended Rule 14a-8(i)(8) provides that a proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors . . . or a procedure for such nomination or election." In the Adopting Release, the Commission emphasized that the term "procedures" in the election exclusion "relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year," thus evidencing the Commission's clear intent, consistent with its longstanding interpretation, that the Rule 14a-8(i)(8) exclusion be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently. As the Commission explained in the Adopting Release:

> We are acting today to state clearly that the phrase "relates to an election" in the election exclusion cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well. In this regard, if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily.

Specifically, the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent those protections of the federal proxy rules that are triggered only by a proxy contest. As the Commission explained in the Adopting Release:

> [W]ere the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests. Additionally, false

---

[Footnote continued from previous page]
Rule 14a-8(i)(8)); *see also* Exchange Act Release No. 56914 (Dec. 6, 2007) (reiterating and codifying the Commission's longstanding interpretation after public comment).

and misleading disclosure in connection with such an election contest could potentially occur without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation.

In the Adopting Release, the Commission also emphasized the need for clarity and certainty in the 2008 proxy season, stating: "It is our intention that this [amendment] will enable shareholders and companies to know with certainty whether a proposal may or may not be excluded under Rule 14a-8(i)(8)." The Commission further noted that the amendment "will facilitate the staff's efforts in reviewing no-action requests and interpreting Rule 14a-8 with certainty in responding to requests for no-action letters during the 2008 proxy season."

B. The Proposal Establishes Procedures Relating to a Nomination or Election for Membership on the Company's Board of Directors.

In furtherance of this goal, we request that the Commission concur that the Proposal be excluded under Rule 14a-8(i)(8) because it would establish a procedure that relates to the nomination and election of directors. Specifically, the Proposal provides that "Nominators" may nominate candidates for the Board of Directors and that the names of such candidates must be included in the Company's proxy materials. This plainly falls within the terms of Rule 14a-8(i)(8). We note also that the Proposal would result in contested elections of directors: the Company's Board of Directors nominates a sufficient number of candidates for all available seats on the Board of Directors. Thus, because the Proposal would require the Company to include in its proxy materials additional candidates who would run in opposition to the Board's candidates for a fixed number of seats, the Proposal would necessarily establish a procedure that would result in a contested election by forcing the Company to include in its proxy materials candidates opposed to the Company's nominees.

Accordingly, we believe that the Proposal may be properly excluded from the 2008 Proxy Materials under Rule 14a-8(i)(8), and we request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, my colleague Elizabeth A. Ising at (202) 955-8287 or Robert K. Kane, Managing Director at the Company, at (212) 272-9867.

Sincerely,

Amy L. Goodman

ALG/smr
Enclosures

cc: Robert K. Kane, The Bear Stearns Companies Inc.
Jeffrey Lipman, The Bear Stearns Companies Inc.
Charles Jurgonis, American Federation of State, County and Municipal Employees Pension Plan
William G. Clark, New Jersey Division of Investment
Lisa Schneider, North Carolina Equity Investment Fund Pooled Trust

100353711_11.DOC

EXHIBIT A

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 27, 2007

<u>VIA Overnight Mail and Telecopier (212) 272-4785</u>
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179
Attention: Kenneth L. Edlow, Corporate Secretary

Dear Mr. Edlow:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2007 proxy statement of Bear Stearns (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 761 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED, pursuant to Article 12 of the By-laws of The Bear Stearns Companies ("Bear Stearns") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the By-laws to add the following Article III, section 3.17:

"The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 3.17 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the Corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.

A Nominator must:

(a) beneficially own 3% or more of the Corporation's outstanding common stock for at least two years;

(b) provide written notice received by the Secretary within the time period specified in Article VI, section 2 clause (c) of the Certificate of Incorporation; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 3.17(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the Corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement in support of each Candidate's election (the "Statement"), which the Corporation shall include in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

We believe that Bear Stearns' corporate governance will benefit if stockholders are empowered to nominate director candidates. Three of our directors have served on the board for over 20 years, three serve on five or more boards and two are octogenarians. Our company is being sued for the collapse of in-house hedge funds that cost investors $1.6 billion, and our financial performance has been subpar, as shares lost more than 40% in 2007.

We urge stockholders to vote for this proposal.

AFSCME

We Make America Happen

EMPLOYEES PENSION PLAN

November 27, 2007

VIA Overnight Mail and Telecopier (212) 272-4785
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179
Attention: Kenneth L. Edlow, Corporate Secretary

Dear Mr. Edlow:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

STATE STREET

Kevin Yakimowsky
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue · JQB7
N. Quincy, MA 02171

Telephone: 617-985-7712
Facsimile: 617-769-6695
kyakimowsky@statestreet.com

November 27, 2007

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for BEAR STEARNS (cusip 073902108)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **761 shares of Bear Stearns** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Bear Stearns** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

State of New Jersey
DEPARTMENT OF THE TREASURY
DIVISION OF INVESTMENT
PO Box 290
TRENTON NJ 08625-0290

JON S. CORZINE
Governor

MICHELLENE DAVIS
Acting State Treasurer

November 27, 2007

VIA Overnight Mail and Telecopier (212) 272-4785
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179
Attention: Kenneth L. Edlow, Corporate Secretary

Dear Mr. Edlow:

On behalf of the New Jersey Division of Investment, I write to give notice that pursuant to the 2007 proxy statement of Bear Stearns (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the New Jersey Division of Investment intends to cosponsor the attached proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan, for consideration at the 2008 annual meeting of shareholders (the "Annual Meeting").

The New Jersey Division of Investment is the beneficial owner of 145,000 shares of voting common stock (the "Shares") of the Company. In addition, the Division of Investment intends to hold at least $2,000 in market value of the company's securities entitled to be voted on through the date on which the Annual Meeting is held. A copy of our proof of ownership will follow this notice.

I represent that the AFSCME Employees Pension Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at 609/292-5163.

Sincerely,

William G. Clark
Director

Enclosure

RESOLVED, pursuant to Article 12 of the By-laws of The Bear Stearns Companies ("Bear Stearns") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the By-laws to add the following Article III, section 3.17:

"The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 3.17 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the Corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.

A Nominator must:

(a) beneficially own 3% or more of the Corporation's outstanding common stock for at least two years;

(b) provide written notice received by the Secretary within the time period specified in Article VI, section 2 clause (c) of the Certificate of Incorporation; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 3.17(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the Corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement in support of each Candidate's election (the "Statement"), which the Corporation shall include in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

We believe that Bear Stearns' corporate governance will benefit if stockholders are empowered to nominate director candidates. Three of our directors have served on the board for over 20 years, three serve on five or more boards and two are octogenarians. Our company is being sued for the collapse of in-house hedge funds that cost investors $1.6 billion, and our financial performance has been subpar, as shares lost more than 40% in 2007.

We urge stockholders to vote for this proposal.

usbank. Five Star Service Guaranteed

November 28, 2007

Ms. Patty Schwartz
Manager, Domestic Accounting
Division of Investment
Department of the Treasury, State of New Jersey
50 West State Street, 9th floor
Trenton, New Jersey 08625
Fax: 609/984-4425

Re: Shareholder Proposal Record Letter for Bear Stearns (cusip 073902108)

Dear Ms. Schwartz:

US Bank is Trustee for 145,000 shares of Bear Stearns common stock held for the benefit of the New Jersey State Pension Plan ("Common Pension Fund A") under the management of the Division of Investment.

The Plan has held at least 145,000 shares of Bear Stearns stock continuously since 2001. This satisfies the Company's basic ownership requirement that the Plan be beneficial owner of at least one percent or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter.

As Trustee for the Plan, US Bank holds these shares as a custodian bank for the State of New Jersey. The State is the record holder for these shares.

If there are any questions concerning this matter, please do no hesitate to contact me directly.

Sincerely,

Sue E Massey

RICHARD H. MOORE
Treasurer
State of North Carolina

November 27, 2007

VIA Overnight Mail and Telecopier (212) 272-4785
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179
Attention: Kenneth L. Edlow, Corporate Secretary

Dear Mr. Edlow:

As Treasurer of the State of North Carolina, I am the sole Trustee for the North Carolina Equity Investment Fund Pooled Trust (the "Trust"). On behalf of the Trust, I write to give notice that pursuant to the 2007 proxy statement of Bear Stearns (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Trust intends to cosponsor the attached proposal (the "Proposal") submitted to the Company under separate cover by the AFSCME Employees Pension Plan for consideration at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust is the beneficial owner of 93,409 shares of voting common stock (the "Shares") of the Company. In addition, the Trust intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership is enclosed.

I represent that the AFSCME Employees Pension Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Lisa Schneider, Director of Corporate Governance, at 919-508-1040.

Sincerely,

Richard H. Moore

Richard H. Moore

Enclosure

325 NORTH SALISBURY STREET, RALEIGH, NORTH CAROLINA, 27603-1385 • (919) 508-5176 • FAX (919) 508-5167
WEBSITE: WWW.NCTREASURER.COM

RESOLVED, pursuant to Article 12 of the By-laws of The Bear Stearns Companies ("Bear Stearns") and section 109(a) of the Delaware General Corporation Law, the stockholders amend the By-laws to add the following Article III, section 3.17:

"The Corporation shall include in its proxy materials for a meeting of stockholders the name, together with the Disclosure and Statement (as defined below), of any person nominated for election to the Board ("Candidate") by a stockholder or group thereof satisfying the requirements of this section 3.17 (the "Nominator"), and shall allow stockholders to vote with respect to such Candidate on the Corporation's proxy card. A Nominator may nominate up to two Candidates for inclusion in the proxy statement for a meeting, unless more than one Nominator seeks inclusion of Candidates, in which case (a) each Nominator may include only one Candidate and (b) Candidates will be included in the order in which the Nominator satisfies the requirements set forth below, until the number of Candidates nominated by Nominators equals (i) 50% of the Directors to be elected at the meeting minus (ii) one.

A Nominator must:

(a) beneficially own 3% or more of the Corporation's outstanding common stock for at least two years;

(b) provide written notice received by the Secretary within the time period specified in Article VI, section 2 clause (c) of the Certificate of Incorporation; such notice shall contain (i) with respect to each Candidate, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such Candidate's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, the information required by Items 4(b) and 5(b) of Schedule 14A (with separate disclosure for each stockholder in a group) (all disclosure in this section 3.17(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with stockholders of the Corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement in support of each Candidate's election (the "Statement"), which the Corporation shall include in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

We believe that Bear Stearns' corporate governance will benefit if stockholders are empowered to nominate director candidates. Three of our directors have served on the board for over 20 years, three serve on five or more boards and two are octogenarians. Our company is being sued for the collapse of in-house hedge funds that cost investors $1.6 billion, and our financial performance has been subpar, as shares lost more than 40% in 2007.

We urge stockholders to vote for this proposal.

Mellon

Mellon Global Securities Services

November 27, 2007.

NC Department of State Treasurer
Attn: Lisa Schneider
325 N. Salisbury Street
Raleigh, NC
27603

To Whom It May Concern,

RE: Certification of Ownership for BEAR STEARNS COS INC COM
CUSIP: 073902108

Please be advised that 93,409 shares were beneficially owned by our client as of the close of business on November 26th, 2007:

TREASURER OF THE STATE OF N.C. EQUITY INVESTMENT FUND
325 N SALISBURY ST
RALEIGH, NC
27603

Of the 93,409 shares which were beneficially owned, 93,371 were out on loan as of close of business on November 26th, 2007.

Please contact me directly if you have any questions. Thank-you.

Sincerely,

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
TRUST OF NEW ENGLAND,
NATIONAL ASSOCIATION
AUTHORIZED SIGNATURE
X9009251
(009)
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

Melissa Tarasovich
AVP, Mellon Global Securities Services
Phone: (412) 234-2475
Email: tarasovich.mk@mellon.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Bear Stearns Companies Inc.
Incoming letter dated December 27, 2007

The proposal amends the bylaws to require that Bear Stearns include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has beneficially owned 3% or more of Bear Stearns' outstanding common stock for at least two years.

There appears to be some basis for your view that Bear Stearns may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Bear Stearns omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

John R. Fieldsend
Attorney-Adviser